

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 27, 2010

Mr. Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
Av. Pardo y Aliaga 699 Of. 802
San Isidro, Lima, Peru

RE: **Form 8-K Item 4.01 filed January 20, 2010**
        Form 8-K/A Item 4.01 filed January 25, 2010
        File #333-127703

Dear Mr. Saenz:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant